Exhibit 99.1

Hepsiburada Announces Fourth Quarter and Full Year 2021 Financial Results

ISTANBUL, March 24, 2022 - D-MARKET Electronic Services & Trading (d/b/a "Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter 2021 Financial and Operational Highlights

●	Gross merchandise value (GMV) grew by 52.5% compared to Q4 2020, reaching TRY 9.4 billion. This growth was achieved against a strong baseline from the Covid-19 pandemic last year, and was driven by strong order growth supported by continued progress in our growth drivers including positive momentum in active customers and frequency, effective use of 1P (retail) capabilities along with 3P (Marketplace), increased efficiency in marketing actions, strong customer experience performance and diverse affordability solutions.

●	Revenue grew 25.4% compared to Q4 2020, reaching TRY 2,759.1 million.

●	Number of orders increased 53.4% to 17.4 million, an all-time quarterly high, compared to 11.3 million orders delivered in Q4 2020.

●	Active Customers reached 11.3 million from 9.0 million in Q4 2020 on 24.8% increase.

●	Frequency grew to 4.7 in Q4 2021 from 3.9 in Q4 2020 on 22.9% increase.

●	Active Merchant base increased to 75.0 thousand from around 44.7 thousand in Q4 2020 with 67.9% increase year-over-year.

●	Number of SKUs reached 90.3 million as at December 31, 2021 compared to 44.5 million at December 31, 2020, marking 103% year-over-year growth.

●	Share of Marketplace GMV reached 65.4%, compared to 60.3% in Q4 2020. The strong 1P operations with 34.6% in Q4 2021 has continued to help us in meeting the customer demand at times with high economic volatility and sourcing issues in the market.

●	EBITDA was negative TRY 676.7 million in Q4 2021 compared to negative TRY 182.7 million in Q4 2020. The decline in EBITDA is mainly due to increased advertising expenses and payroll expenses and to a lesser extent, lower gross contribution.

●	Net income for the period was TRY 714.0 million compared to a net loss of TRY 322.8 million for Q4 2020. The net income was positively impacted by the TRY 1,664.7 million net foreign exchange gains from our U.S. dollar denominated bank deposits and financial investments against fx-denominated trade payables compared to TRY 2.6 million net foreign exchange gain in Q4 2020.

●	Free cash flow was negative TRY 31.8 million compared to positive TRY 221.3 million in Q4 2020, driven by the decrease in cash flow from operating activities by TRY 213.5 million which is mainly due to decrease in change in net working capital.

Full Year 2021 (Unaudited) Financial and Operational Highlights

●	Gross merchandise value (GMV) grew by 54.0% compared to 2020, reaching TRY 26.2 billion. With this performance, we exceeded our full year GMV guidance of TRY 24 billion.

●	Revenue grew 18.5% compared to 2020, reaching TRY 7,558.0 million. The difference in annual GMV and revenue growth rates is mainly a reflection of the 8.9 percentage points shift in GMV mix in favor of Marketplace, higher campaign costs and customer discounts, particularly during Q3 2021.

●	Number of orders increased 53.4% to 53.5 million compared to 34.9 million orders delivered in 2020.

●	Active Customers reached 11.3 million from 9.0 million in 2020 on 24.8% increase.

●	Frequency grew to 4.7 in 2021 from 3.9 in 2020 on 22.9% increase.

●	Active Merchant base increased to 75.0 thousand from 44.7 thousand in 2020 with 67.9% increase year-over-year.

●	Number of SKUs reached 90.3 million as at December 31, 2021 compared to 44.5 million at December 31, 2020, marking 103% year-over-year growth.

●	Share of Marketplace GMV reached 67.9%, compared to 59.0% in 2020, reflecting our commitment to a hybrid 1P-3P business model. The GMV shift to Marketplace is a reflection of our strategy and is expected to result in long-term strategic advantages, enabling a wider selection of products with improved availability across long-tail products and services.

●	EBITDA was negative TRY 1,628.3 million in 2021 compared to negative TRY 87.8 million in 2020. The EBITDA decline is due to lower gross contribution driven primarily by higher customer discounts during the Q3 2021, an increase in advertising costs, and higher payroll expenses, under the intensified competitive environment, particularly in the second half of the year.

●	Net loss for 2021 was TRY 625.8 million compared to a net loss of TRY 474.5 million for 2020. TRY 1,728.5 million net foreign exchange gains in 2021 had a positive impact on this performance compared to TRY 12.7 million net foreign exchange gains in 2020.

●	Free cash flow was negative TRY 124.1 million, compared to positive TRY 341.4 million in 2020, driven by TRY 351.9 million the decrease in cash flow from operating activities as well as TRY 114.7 million increase in capital expenditures.

Commenting on the results, Mr. Emirdag, CEO of Hepsiburada said: “We concluded the year with encouraging growth across our key operational metrics, delivering GMV of TRY 26 billion, which is higher than our growth outlook. Our strong execution in the fourth quarter has contributed to this performance. While several dynamics, including currency volatility and highly competitive market environment, continued during the quarter, we were able to address these challenges through effective execution and prudent management.

In 2022, we will continue to scale our growth drivers in a healthy way; build on the existing capabilities of our strategic assets; and continue to invest in our logistics, technology and data-driven marketing capabilities to achieve our goals.

With our customer-first mentality, in 2022, we continue to be the first to bring several products and services to the market, further strengthening our value proposition, household brand and customer experience. As part of our robust logistics capabilities, in February 2022, we completed the nationwide rollout of HepsiJet XL, our new two-men-handling cargo service by HepsiJet, with strong customer satisfaction performance. Additionally, we also introduced the buy-now-pay-later solution embedded within Hepsipay Wallet, contributing to affordability for our customers, marking another first in our industry.

Moving forward, pursuing sustainable growth by continuously improving our profitability through disciplined cash and cost management remains a high priority. We are committed to leading the digitalization of commerce in Turkey and making people’s daily lives easier.”

Summary: Key Operational and Financial Metrics

The following table sets forth a summary of the key unaudited operating and unaudited financial data for the three months and twelve months ended December 31, 2021 and 2020 prepared in accordance with IFRS. Certain financial data for the full year 2020 has been derived from the audited consolidated financial statements at December 31, 2020.

	Three months ended December 31,				Twelve months ended December 31,
	(unaudited)	(unaudited)			(unaudited)	(unaudited)
(in TRY million unless indicated otherwise)	2021	2020	y/y %		2021	2020	y/y %
GMV (TRY in billions)	9.4	6.1	52.5%		26.2	17.0	54.0%
Marketplace GMV (TRY in billions)	6.1	3.7	65.6%		17.8	10.0	77.2%
Share of Marketplace GMV (%)	65.4%	60.3%	5.1	pp	67.9%	59.0%	8.9	pp
Number of orders (millions)	17.4	11.3	53.4%		53.5	34.9	53.4%
Active Customer (millions)	11.3	9.0	24.8%		11.3	9.0	24.8%
Revenue	2,759.1	2,199.7	25.4%		7,558.0	6,375.7	18.5%
Gross contribution	661.2	460.8	43.5%		1,848.5	1,526.6	21.1%
Gross contribution margin (%)	7.1%	7.5%	(0.4	)pp	7.1%	9.0%	(1.9	)pp
Net income/(loss) for the period	714.0	(322.8)	n.m		(625.8)	(474.5)	31.9%
EBITDA	(676.7)	(182.7)	270.4%		(1,628.3)	(87.8)	n.m
EBITDA as a percentage of GMV (%)	(7.2)%	(3.0)%	(4.3	)pp	(6.2)%	(0.5)%	(5.7	)pp
Net cash provided by operating activities	44.9	258.4	(82.6)%		89.5	441.4	(79.7)%
Free Cash Flow	(31.8)	221.3	n.m		(124.1)	341.4	n.m

Note that EBITDA and free cash flow are non-IFRS financial measures. See “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the most directly comparable IFRS measures. See the definitions of metrics such as GMV, Marketplace GMV, share of Marketplace GMV, gross contribution, gross contribution margin, EBITDA as a percentage of GMV and number of orders and Active Customer in the “Certain Definitions” section of this press release.

Financial Outlook

The below forward-looking statements reflect Hepsiburada’s expectations as of March 24, 2022, considering trends year to date and could be subject to change, and involve inherent risks which we are not able to control or foresee. The financial outlook is based on management’s current views and estimates with respect to market conditions, customer demand, currency volatility, the uncertainty of the continuing impact of the COVID-19 pandemic, and the broader competitive environment, as well as the impact that the war in Ukraine is expected to have on Turkey’s macroeconomic environment, and global oil prices. Please refer to the Forward Looking Statements section below. Management’s views and estimates are subject to change without notice.

Our differentiated value proposition for both customers and merchants combined with our diligent execution have enabled us to make a strong start to 2022. Despite the inflationary environment in Q1 2022, we have started the year with a solid performance and expect the GMV growth in Q1 2022 to be higher than the growth rate for the rest of 2022, mainly driven by a healthy mix of our growth drivers across active customers, frequency, active merchants and selection.

However, the year 2022 involves many uncertainties including geopolitical headwinds in the region, high inflationary environment both in Turkey and global markets, and disruption risks in the supply chain. Under these circumstances, we will continue with our strategic priorities in mind and we will be ready to make adjustments as necessary.

Based on our current view of the market dynamics and challenging macroeconomic environment, we expect to achieve around 50% GMV growth compared to 2021 for the full year of 2022. As we continue to grow, we currently have no plans to raise capital during the next 18 months. On our path to profitability, we expect to improve our margins by accelerating growth drivers, differentiating via logistics and technology and expanding our strategic assets with disciplined cash and cost management.

Key Business Developments

While the Turkish e-commerce market remained highly competitive, the last quarter of the year continued its trend of being a peak season including Legendary November.

During Legendary November in 2021, our average daily GMV was roughly 2.3 times higher than our average daily GMV for the remaining 11 months in 2021. While the USD/TRY rate fluctuation was significant during the month of November, our solid performance was attributable to our hybrid 1P-3P business model, strong customer experience, attractive affordability solutions, and data-driven marketing campaigns. Our 1P (retail) operations have served well at times of rapid price changes, particularly for imported merchandise, and supply shortages due to global supply chain issues. Our affordability solutions including card split, instant consumer loans and installments were strengthened by the “buy now pay in January” campaign in November which we offered through our collaboration with four leading banks in Turkey.

Our customer segment based initiatives, including women, family, and youth also addressed affordability factors, resulting in higher orders and continued trust in our brand. We have designed and executed marketing campaigns in partnership with brands and frequently used social media platforms such as Instagram and TikTok, leveraging influencer channels effectively. In addition, we introduced several gamification tools which resonated well with our audience.

GMV and Order Growth

At TRY 9.4 billion, our Q4 2021 GMV grew by 52.5% compared to the same period of last year which had then already experienced strong GMV growth (i.e. 115% GMV growth in Q4 2020 compared to Q4 2019). At a two-year compounded annual growth rate (calculated over the last 24-months period), our Q4 2021 GMV growth rate was 81% (Q3 2021: 84%). Total number of orders in the fourth quarter was at quarterly highest 17.4 million, a 53.4% increase compared to the same period of last year and a 26.1% increase compared to the third quarter of 2021. The GMV growth was achieved with a healthy combination of both larger Active Customer base and rising frequency since our Active Customer base increased to 11.3 million in Q4 2021 from 9.0 million in Q4 2020 while our frequency grew to 4.7 in Q4 2021 from 3.9 in Q4 2020.

For the full year, our GMV grew by 54% compared to the year 2020. At a two-year compounded annual growth rate, this corresponded to 80%. Our last twelve month GMV per Active Customer grew by 23.4% in 2021. In the first year of purchase, GMV per cohort customer in 2021 increased by approximately 7% compared to 2020 on a strong base.

The total number of orders grew by 53.4% compared to 2020, reaching 53.5 million. In the first year of purchase, frequency per cohort customer in 2021 increased by approximately 19% compared to 2020. The continued growth in orders is also supported by our on-demand grocery business, HepsiExpress and underpins our success in attracting and engaging customers to shop on the Hepsiburada platform.

As also disclosed in our registration statement on Form F-1 filed in connection with our initial public offering (“IPO”), we categorize our GMV as follows (percentages in parenthesis denote the contribution of that domain to 2021 GMV): Mobile (23%), Appliances (19%), Technology (18%), Books and Hobbies (10%), Supermarket (10%), Home and Garden (10%), Fashion and Lifestyle (8%) and Strategic Assets including HepsiExpress, HepsiGlobal and HepsiFly (2%). Since our IPO, we made a number of changes to some of these categories, namely: a) mother and baby products have been reclassified under Books and Hobbies; b) consumer electronics has been split into two categories: TV remains under Appliances and non-TV items have been reclassified under Books and Hobbies; c) home improvement has been reclassified under Technology; and d) tablets have been reclassified under Technology.

Marketplace

In the fourth quarter, share of Marketplace GMV rose 5 percentage points to 65.4% compared to the fourth quarter of 2020. Our active merchant base increased to 75 thousand in Q4 2021 from approximately 45 thousand in Q4 2020 a year ago. Number of SKUs reached 90.3 million as at December 31, 2021 compared to 44.5 million as at December 31, 2020.

In line with our strategy to maximize our merchants’ success on our platform, we continued to introduce and advance our toolsets and solutions for them. The deployment of our new merchant app, HepsiPartner in the fourth quarter, has enhanced our interaction with our merchant base. Through HepsiPartner, our merchants can view their transaction summary, handle inventory management, respond to any customer questions, review their financial summary and connect customer services as well as our training portal. Average onboarding speed reduced by half from January 2021 to February 2022, which is set to further improve in 2022.

Our comprehensive suite of value-added services for our merchants has continued their penetration within our base. HepsiJet delivered 52% of total Marketplace parcels in the fourth quarter, totaling 43% in 2021, versus 16% in 2020.

All seven distribution centers across the country have begun to serve also as our fulfillment centers, located at strategic locations in Turkey. HepsiLojistik, our fulfillment service, added 191 merchants by the end of the year. We believe our fulfillment services provide many benefits to merchants on our marketplace as well as for our retail operations, ensuring superior customer experience and satisfaction. Including our transfer hubs and cross-docks, our logistics footprint has exceeded 190 thousand sqm in 2021, up from 135 thousand sqm a year ago.

Meanwhile, over 25 thousand merchants used HepsiAd’s adtech solutions in 2021. Over 68 thousand training sessions were completed at HepsiAkademi during 2021 and was instrumental in accelerating the integration of our merchants to our platform.

Our HepsiGlobal Inbound operations offering international shopping experience to our customers in Turkey, had onboarded 600 merchants by the end of 2021 with a total of 700 thousand SKUs. In 2022, HepsiGlobal also plans to gradually expand its capabilities in cross-border operations.

In 2022, we will continue our focus on attracting more merchants to our base by further improving merchant life-cycle management and value-added-services. Such efforts will also serve for our goal of widening our selection in non-electronics and long tail products on our platform.

Customer Experience

We continued our Net Promoter Score (“NPS”) leadership in the Turkish e-commerce market with 68 in December 2021 based on the results of the market research conducted by Future Bright (a local research company) on behalf of Hepsiburada. We believe that this score underpins our superior customer experience on our platform and our ability to drive the service quality further even during the high season.

As a household brand name in Turkey with 99% total awareness, we welcomed 246 million sessions on our platform in 2021 on a monthly average, up from 178 million in 2020. Our focus on excelling customer experience by scaling our differentiated services and offerings coupled with attractive campaigns have enabled us to attract more consumers on our platform. Similar to last year, around 90% of the traffic was through our mobile application which was downloaded 41 million times during the year.

2021 was a year during which we launched several new services and advanced existing ones with new features. Among others, our “frictionless return service”, in which we pick up returns from customers’ doors at their preferred schedule across the country at no additional fee (subject to certain exceptions) as well as our “next-day delivery” filter on our platform have provided “peace of mind” in customer experience.

We have redesigned our Hepsiburada app, increasing the visibility of our non-electronics categories and on-demand grocery service as well as enhancing the customer journey. Moreover, we invested in our skills to personalize the content, banner ranking and recommendations, increasing the click-through rates and order completion.

Thanks to our robust logistics capabilities, we continued to differentiate with our convenient customer experiences. Starting in the fourth quarter, our customers were also offered the option to change products bought from our 1P operations for another size or color. We continue to innovate by launching new convenience alternatives such as “drop off at neighbor’s door” and “change the delivery address while shipment en route” options launched in January 2022 for deliveries with HepsiJet.

Instrumental to our strong performance in customer experience, HepsiJet is highly focused on increasing its delivery speed through its operations in 81 cities with 165 cross-docks and around 2,150 carriers as well as 2,690 drop off points as of the end of 2021. HepsiJet’s expansion has been diligently constructed in-line with our needs and our growth plans to serve our customers and merchants with best-in-class experience. In 2021, HepsiJet delivered 79% of the orders from retail (1P) on the next day. Overall, HepsiJet delivered nearly 50% of total Hepsiburada parcels in 2021, up from 27% in 2020. We remain focused on a healthy balance of delivery volumes among our retail and marketplace operations, ensuring high levels of satisfaction for our customers and business partners.

HepsiJet XL, our new two-men-handling cargo service by HepsiJet, served 13 cities by the end of the year, which reached all 81 cities as of February 2022. HepsiJet XL has successfully addressed the need for high quality and reliable service in that particular segment, evidenced by approximately 98% customer satisfaction score in the fourth quarter of 2021 according to our internal reporting. Initially having started with our retail business, HepsiJet XL will serve the merchants on our platform, which is expected to contribute further to customer satisfaction given its service quality and easy return option.

New Strategic Assets: Hepsipay and HepsiExpress

Hepsipay

Hepsipay aspires to evolve into a best-in-class payment companion enabling a frictionless platform experience across payments, money transfers, and incremental fintech capabilities across online and offline. Hepsipay’s license enables it to operate both electronic money and payment services.

Since its debut in June 2021, Hepsipay Wallet has continued its rapid penetration within Hepsiburada platform, recording 5.2 million Hepsipay Wallet customers (represents those users who have opened their wallet account by giving required consent to Hepsipay) as at the end of 2021. Hepsipay Wallet offers customers the opportunity to meet all their needs with innovative payment solutions and services such as one-click check-out, multi-credit card payment, store credit, charge to billing and secure payments.

In the fourth quarter, around 37% of total GMV passed through Hepsipay Wallet. During the quarter, Hepsipay partnered with Paycell, a fintech subsidiary of Turkey’s leading telecom operator Turkcell, to enable direct carrier billing capability at Hepsipay Wallet. Turkcell subscribers are able to shop at Hepsiburada without a credit or debit card by topping up Hepsipay Wallet via their mobile phone invoices (up to a certain limit each month). Additionally, Hepsipay has established partnership with the Istanbul Metropolitan Municipality's Istanbulkart to bring ecommerce experience to a broader audience once again. Istanbulkart is a contactless prepaid card for public transportation payment with which the holders will soon be able shop at Hepsiburada.

In early Q1 2022, Hepsiburada launched the first end-to-end digital “Buy Now Pay Later” (“BNPL”) solution for e-commerce in the Turkish market embedded within Hepsipay Wallet. BNPL limits are defined based on the financial history of consumers based on their record at Credit Bureau of Turkey and shopping track record at Hepsiburada. The early demand for this BNPL store credit product has been encouraging and our plan is to scale gradually and advance with new features in 2022.

In February 2022, Hepsiburada also tapped the consumer financing sector by acquiring Doruk Finansman. Once fully implemented, we will be able to offer our customers consumer financing solutions matching their needs, in addition to those offered by leading banks already at our platform.

Hepsipay remains focused on developing new use cases linked with the Hepsipay Wallet and payments landscape, increasing its user base during 2022. By expanding its capabilities across online and offline payment options for its increasing customer base, Hepsipay will continue to grow its payment volume and add value to the overall ecosystem.

HepsiExpress

HepsiExpress, our on-demand grocery delivery service with instant and slotted delivery options, had expanded its ecosystem throughout the year to include over 60 brands from both leading national and regional retailers across roughly 2,100 stores in 2021.

HepsiExpress provides grocery, water and flower delivery in a hyper-localized experience with easy product discoverability and price comparison features. Also, the integration of Hepsipay Wallet in HepsiExpress was completed in the fourth quarter.

HepsiExpress contributes to our platform in acquiring new customers and increasing order frequency as well as engaging strategic segments such as women. While we remain focused on enhancing the end-to-end customer experience and excelling in the customer journey by maintaining our perfect order ratio performance (70% in Q4 2021), we will continue to gradually optimize our service model that will lessen the dependency on our delivery resources.

Social Consciousness, Diversity and Inclusion

Since the launch of our “Technology Empowerment for Women Entrepreneurs'' program in 2017, as of December 31, 2021, we have reached 28,781 women entrepreneurs from across Turkey. As of the same date, approximately 13,000 women entrepreneurs had benefited from the free shipping incentive and more than 24 million products had been listed on our platform within this program. This program has been awarded two national and six international awards in 2021.

Hepsiburada Financial Review

	Three months ended December 31,				Twelve months ended December 31,
	(unaudited)	(unaudited)			(unaudited)	(unaudited)
(in TRY million unless indicated otherwise)	2021	2020	y/y %		2021	2020	y/y %
GMV (TRY in billions)	9.4	6.1	52.5%		26.2	17.0	54.0%
Marketplace GMV (TRY in billions)	6.1	3.7	65.6%		17.8	10.0	77.2%
Share of Marketplace GMV (%)	65.4%	60.3%	5.1	pp	67.9%	59.0%	8.9	pp
Revenue	2,759.1	2,199.7	25.4%		7,558.0	6,375.7	18.5%
Gross contribution	661.2	460.8	43.5%		1,848.5	1,526.6	21.1%
Gross contribution margin (%)	7.1%	7.5%	(0.4	)pp	7.1%	9.0%	(1.9	)pp
Net income/(loss) for the period	714.0	(322.8)	n.m		(625.8)	(474.5)	31.9%
EBITDA	(676.7)	(182.7)	270.4%		(1,628.3)	(87.8)	n.m
EBITDA as a percentage of GMV (%)	(7.2)%	(3.0)%	(4.3	)pp	(6.2)%	(0.5)%	(5.7	)pp
Net cash provided by operating activities	44.9	258.4	(82.6)%		89.5	441.4	(79.7)%
Free Cash Flow	(31.8)	221.3	n.m		(124.1)	341.4	n.m

Revenue

Fourth Quarter 2021:

	Three months ended December 31,
(in TRY million unless indicated otherwise)	2021	% of Revenues	2020	% of Revenues	y/y%
Sale of goods[1] (1P)	2,281.1	82.7%	1,859.6	84.5%	22.7%
Marketplace revenue[2] (3P)	219.2	7.9%	168.5	7.7%	30.1%
Delivery service revenue	220.6	8.0%	163.1	7.4%	35.3%
Other	38.2	1.4%	8.5	0.4%	349.4%
Revenue	2,759.1	100.0%	2,199.7	100.0%	25.4%

1: In 1P model, we act as a principal and initially recognize revenue from the sales of goods on a gross basis at the time of delivery of the goods to our customers.

2: In the 3P model, revenues are recorded on a net basis, mainly consisting of marketplace commission, transaction fees and other contractual charges to the merchants.

Revenue increased by 25.4% to TRY 2,759.1 million in Q4 2021 compared to the fourth quarter of last year. This was mainly driven by a 22.7% growth in 1P operations, comprising 82.7% of revenue, 30.1% growth in our Marketplace revenue and 35.3% increase in our delivery service revenue.

While the 1P GMV grew by 32.7% compared to the same period in 2020, our 1P revenue growth was 22.7%. As part of our focus on primarily serving the end-users, we canceled certain B2B orders (due to these orders’ high quantity item per basket not serving our end-user strategy) which in turn impacted the conversion of 1P GMV to revenue.

In Q4 2021, while the Marketplace GMV grew by 65.6% our 3P revenue growth was 30.1%, mainly as a result of the increase in campaign costs and customer discounts during the high shopping season of the year including Legendary November, for both the core business and for strategic assets (i.e. HepsiExpress and Hepsipay), which are deducted from the revenues.

The 35.3% increase in delivery service revenue compared to the fourth quarter of last year was primarily attributable to higher delivery service revenue generated from services provided to third-parties by HepsiJet. The growth of delivery service revenue generated through Hepsiburada platform was slower than the order growth due to our strategy to accelerate HepsiJet’s penetration in our merchant base through attractive pricing. The increase in other revenue is mainly driven by the increase in HepsiAd (our advertising platform) and HepsiLojistik (our fulfillment services provider) revenue streams.

Full Year 2021:

	Twelve months ended December 31,
(in TRY million unless indicated otherwise)	2021	% of Revenues	2020	% of Revenues	y/y%
Sale of goods[1] (1P)	6,134.4	81.2%	5,301.9	83.2%	15.7%
Marketplace revenue[2] (3P)	601.3	8.0%	603.2	9.5%	(0.3)%
Delivery service revenue	740.2	9.8%	445.9	7.0%	66.0%
Other	82.1	1.1%	24.7	0.4%	232.4%
Revenue	7,558.0	100.0%	6,375.7	100.0%	18.5%

1: In 1P model, we act as a principal and initially recognize revenue from the sales of goods on a gross basis at the time of delivery of the goods to our customers.

2: In the 3P model, revenues are recorded on a net basis, mainly consisting of marketplace commission, transaction fees and other contractual charges to the merchants.

Revenue increased by 18.5% to TRY 7,558.0 million in 2021 compared to the last year. This was mainly driven by a 15.7% growth in 1P operations and 66.0% growth in our delivery service revenue offsetting the 0.3% decline in Marketplace revenue.

In 2021, 1P GMV grew by 20.5% compared to the same period in 2020 and relatedly, our 1P revenue growth for the year was 15.7%. Meanwhile in contrast to the 77.2% growth in Marketplace GMV in 2021, the 0.3% decline in Marketplace revenue was mainly due to higher customer discounts, particularly in the third quarter of 2021. Because customer discounts are deducted from the revenues, our annual Marketplace revenue remained almost flat compared to the last year. Slower combined revenue growth of 1P and Marketplace operations than GMV growth in 2021 as compared to 2020, was a result of the shift in GMV mix in favor of Marketplace. We note that Marketplace revenues are recognized on a net basis (i.e. representing commission and other fees) whereas the direct sale of goods is recognized on a gross basis. This shift has enabled a wider selection of products with improved availability across long-tail products and services.

The 66.0% increase in delivery service revenue compared to the last year was primarily attributable to the 53.4% rise in the number of orders as well as higher delivery service revenue generated from services provided to third-parties during the same period. Having strengthened its presence in the market with 81 cities coverage, HepsiJet gradually expanded its delivery volume for the third parties to optimize its capacity utilization. This has also contributed to the growth of our delivery service revenue.

The increase in other revenue is mainly driven by the increase in HepsiAd (our advertising platform) and HepsiLojistik (our fulfillment services provider) revenue streams. As one of our promising strategic assets, HepsiAd continued to penetrate our merchant base with its enhanced advertisement offering. Similarly, since its launch in early 2021, HepsiLojistik continued to expand, serving 191 merchants by the end of 2021.

Gross Contribution

Fourth Quarter 2021:

	Three months ended December 31,
(in TRY million unless indicated otherwise)	2021	2020	y/y%
Revenue	2,759.1	2,199.7	25.4%
Cost of inventory sold	(2,097.9)	(1,738.9)	20.6%
Gross Contribution	661.2	460.8	43.5%
Gross contribution margin (% of GMV)	7.1%	7.5%	(0.4	)pp

Our gross contribution in Q4 2021 compared to the same period of last year increased 43.5% to TRY 661.2 million whereas our gross contribution margin (as a % of GMV) declined 0.4pp to 7.1% compared to the Q4 2020. This decline in gross contribution margin in Q4 2021 was mainly due to higher customer discounts compared to Q4 2020.

Compared to Q3 2021, our gross contribution margin improved significantly by 2.7pp in Q4 2021. This performance was mainly due to the significant decline in customer discounts compared to Q3 2021. This decline was accomplished during Legendary November which is the peak shopping season where high discounts are most common. In addition, we benefited from our 1P operations as product availability and pricing flexibility contributed at times with high economic volatility and sourcing issues in the market during the fourth quarter.

Our Marketplace gross contribution reflects our Marketplace commission net-off customer discounts. Calculated on a weighted average method, our average Marketplace commission rates charged to merchants on the Marketplace, remained at around the same level compared to the third quarter of 2021. Marketplace commission rate charged to merchants remained in the high single digits on average. For our Q3 2021 results, refer to our Form 6-K furnished with the Securities and Exchange Commission (the “SEC”) on November 23, 2021, available on SEC’s website at www.sec.gov.

Full Year 2021:

	Twelve months ended December 31,
(in TRY million unless indicated otherwise)	2021	2020	y/y%
Revenue	7,558.0	6,375.7	18.5%
Cost of inventory sold	(5,709.5)	(4,849.1)	17.7%
Gross Contribution	1,848.5	1,526.6	21.1%
Gross contribution margin (% of GMV)	7.1%	9.0%	(1.9	)ppp

Our gross contribution in 2021 compared to the last year increased 21.1% to TRY 1,848.5 million whereas our gross contribution margin (as a % of GMV) in 2021 declined 1.9pp to 7.1% compared to the last year, mainly due to the increased amount of total customer discounts, particularly in Q3 2021 as a result of the slowdown in market growth rate and intensified competition in the Turkish e-commerce market.

Operating Expenses:

The table below shows our operating expenses for the three months ended December 31, 2021 and 2020 and for the full year 2021 and 2020 in absolute terms and as a percentage of GMV:

	Three months ended December 31,				Twelve months ended December 31,
(in TRY million unless indicated otherwise)	2021	2020	y/y %		2021	2020	y/y %
Cost of inventory sold	(2,097.9)	(1,738.9)	20.6%		(5,709.5)	(4,849.1)	17.7%
% of GMV	(22.4)%	(28.3)%	5.9	pp	(21.8)%	(28.5)%	6.7	pp
Shipping and packaging expenses	(317.3)	(196.5)	61.5%		(952.6)	(540.5)	76.2%
% of GMV	(3.4)%	(3.2)%	(0.2	)pp	(3.6)%	(3.2)%	(0.5	)pp
Payroll and outsource staff expenses	(313.4)	(119.1)	163.1%		(859.3)	(325.2)	164.2%
% of GMV	(3.3)%	(1.9)%	(1.4	)pp	(3.3)%	(1.9)%	(1.4	)pp
Advertising expenses	(654.7)	(294.0)	122.7%		(1,498.2)	(646.2)	131.8%
% of GMV	(7.0)%	(4.8)%	(2.2	)pp	(5.7)%	(3.8)%	(1.9	)pp
Technology expenses	(20.5)	(9.6)	113.5%		(61.1)	(31.7)	92.7%
% of GMV	(0.2)%	(0.2)%	(0.1	)pp	(0.2)%	(0.2)%	0.0	pp
Depreciation and amortization	(44.8)	(30.3)	47.8%		(140.9)	(93.2)	51.2%
% of GMV	(0.5)%	(0.5)%	0.0	pp	(0.5)%	(0.5)%	0.0	pp
Other operating expenses, net	(32.0)	(24.3)	31.7%		(105.7)	(70.8)	49.3%
% of GMV	(0.3)%	(0.4)%	(0.1	)pp	(0.4)%	(0.4)%	(0.1	)pp
Operating expenses, net	(3,480.6)	(2,412.7)	44.3%		(9,327.3)	(6,556.7)	42.3%
Operating expenses as a % of GMV	(37.2)%	(39.3)%	2.1	pp	(35.6)%	(38.6)%	2.9	pp

Fourth Quarter 2021:

Our net operating expenses increased by 44.3% to TRY 3,480.6 million in Q4 2021 compared to the fourth quarter of last year. This increase was mainly due to the 122.7% rise in advertising expenses as we continued to invest in our growth drivers and brand. In 2021, in-line with our focus on expanding non-electronic and long-tail products, we used both influencer marketing and new digital channels more actively. In addition, higher unit cost of advertising compared to the same period of last year also impacted the rise in advertising expenses in the fourth quarter.

Payroll and outsource staff expenses increased by 163.1% due to the rise in the number of full-time and outsourced employees with talent onboarding for core operations and for our strategic assets, along with the impact of annual salary rise and the increase in annual bonus accrual. Share based payment expenses (related to shared based payments under the incentive plan adopted prior to our initial public offering, discussed in further detail below) booked in Q4 2021 at an amount of TRY 68.9 million (covering the provision for equity settled part) also impacted the total rise in payroll and outsource staff expenses. The rise in net operating expenses was also driven by the 61.5% increase in shipping and packaging expenses, driven by the 53.4% increase in number of orders and around 21% rise in unit prices applied by our delivery partners. As the share of our own last-mile delivery service (Hepsijet) in total delivery volume increased, the growth of shipping and packaging expenses was slower than the increase in number of orders and unit prices.

Net operating expenses as a percentage of GMV decreased to 37.2% in Q4 2021 from 39.3% in Q4 2020. The 2.1 percentage points (pp) improvement was mainly due to the 5.9pp decline in cost of inventory sold as a percentage of GMV despite 2.2pp rise in advertising expenses and 1.4pp rise in payroll expenses and 0.2pp rise in shipping expenses and other operating expenses as a percentage of GMV.

Full Year 2021:

Our net operating expenses increased by 42.3% to TRY 9,327.3 million in 2021 compared to the last year. This increase was mainly due to the 131.8% rise in advertising expense as we continued to invest in our brand and growth drivers.

While we achieved strong growth in all growth drivers including the customer, frequency, merchant, and selection metrics, the GMV growth became costlier under the intensified competitive environment, particularly in the second half of the year, as both the need for advertising and the unit cost of advertising continued to increase.

Payroll and outsource staff expenses increased by 164.2% due to the rise in the number of full-time and outsourced employees with talent onboarding for core operations and for our strategic assets, along with the impact of annual salary rise and the increase in annual bonus accrual. Share based payment expenses booked in 2021 at an amount of TRY 259.7 million (covering the payment for cash settled part and the provision for equity settled part) also impacted the total rise in payroll and outsource staff expenses.

The rise in net operating expenses was also driven by the increase in shipping and packaging expenses, driven by the 53.4% increase in number of orders and around 25% rise in unit prices applied by our delivery partners. As the share of our own last-mile delivery service, Hepsijet, in total delivery volume increases, the growth of shipping and packaging expenses was slower than the increase in number of orders and unit prices.

Other operating expenses which mainly include insurance, consultancy and other service costs increased by 49.3%.

Net operating expenses as a percentage of GMV decreased to 35.6% in 2021 from 38.6% in 2020, mainly due to the further shift to Marketplace. The 2.9 percentage points (pp) improvement was mainly due to the 6.7pp decline in cost of inventory sold despite 1.9pp rise in advertising expenses and 1.4pp rise in payroll expenses and 0.5pp rise in shipping expenses and other operating expenses as a percentage of GMV.

Share Based Payment

We adopted a share-based payment plan for our key management personnel, the details of which are outlined in our registration statement on Form F-1, under the heading of “Incentive Plan”. This plan includes both cash and equity settlement clauses. As disclosed in the registration statement, the portion related to the cash settlement payments were dependent on the occurrence of a successful IPO process which took place with the closing of the IPO in July 2021. The Company paid the cash settled part of the plan in Q4 2021 in the amount TRY 121.2 million.

The equity settled payments are triggered upon meeting certain “vesting” and “performance target” conditions. Settlement related to the vesting condition will be made partially on a pro rata basis in three specified vesting terms (as outlined in our registration statement on Form F-1 under “Vesting Schedule”) in accordance with the service period of the key management personnel considered within this program. As at 31 December 2021, the Company recorded TRY 138.5 million as share-based payment expense.

As of December 31, 2021, no share-based payment provision has been recognized for the performance target-based payments since the relevant criteria have not yet been set.

Financial Income

Our financial income, which consists of foreign currency exchange gains, interest income and other financial income, increased by TRY 1,966.5 million to TRY 1,970.6 million compared to the fourth quarter of last year.

This was mainly driven by a TRY 1,944.7 million increase in foreign exchange gains from our U.S. dollar denominated bank deposits (including IPO proceeds) and financial investments due to the 42.1% appreciation of the U.S. dollar against the Turkish Lira as compared to Q4 2020.

For the full year, financial income increased by TRY 2,057.2 million to 2,160.1 million, mainly driven by a TRY 2,014.4 million increase in foreign exchange gains from our U.S. dollar denominated bank deposits (including IPO proceeds) and financial investments due to the 26.6% appreciation of the U.S. dollar against the Turkish Lira as compared to 2020.

Financial Expenses

Our financial expenses, which consist of foreign currency exchange losses, interest expenses, credit card commission expenses and other financial expenses, increased by TRY 421.1 million to TRY 535.0 million compared to the fourth quarter of last year, primarily attributable to a TRY 282.6 million increase in foreign exchange losses from our U.S dollar denominated trade payables due to the significant appreciation of the U.S. dollar against the Turkish Lira as compared to Q4 2020. The increase in our financial expenses was also due to a TRY 93.7 million increase in commission expenses related to early collection of credit card receivables due to (i) the rise in annual effective interest rates, (ii) the increase in our GMV and (iii) the changes in our early collection policy.

For the full year, financial expenses increased by TRY 620.3 million to 1,016.7 million in 2021. This increase was primarily attributable to a TRY 298.7 million increase in foreign exchange losses from our U.S dollar denominated trade payables due to the significant appreciation of the U.S. dollar against the Turkish Lira as compared to 2020. The increase in our financial expenses was also due to a TRY 236.0 million increase in commission expenses related to early collection of credit card receivables due to; (i) the rise in annual effective interest rates, (ii) the increase in our GMV and (iii) the changes in our early collection policy.

Net Income / Loss

Net income for the period was TRY 714.0 million in Q4 2021 compared to net loss in Q4 2020 at the level of TRY 322.8 million. The TRY 1,036.8 million increase was a result of the factors mentioned above, including but not limited to the TRY 1,664.7 million net foreign exchange gains from our U.S. dollar denominated bank deposits and financial investments against fx-denominated trade payables.

For the full year, net loss for the period increased by TRY 151.3 million to TRY 625.8 million in 2021 as a result of the factors mentioned above including decrease in gross contribution and increase operating expenses. TRY 1,728.5 million net foreign exchange gains in 2021 had a positive impact on this performance.

EBITDA

EBITDA was negative TRY 676.7 million, compared to negative TRY 182.7 million in Q4 2020. This corresponds to a 4.3pp decline in EBITDA as a percentage of GMV in Q4 2021 compared to the same period last year. This was driven by 0.4pp decrease in gross contribution margin, 2.2pp rise in advertising expenses, 1.4pp rise in payroll and outsource staff expenses and 0.2pp rise in other opex items.

For the full year, EBITDA was negative TRY 1,628.3 million, compared to negative TRY 87.8 million in 2020. This corresponds to a 5.7pp decline in EBITDA as a percentage of GMV in 2021 compared to the last year. This was driven by 1.9pp decrease in gross contribution margin, 1.9pp rise in advertising expenses, 1.4pp rise in payroll and outsource staff expenses and 0.5pp rise in other opex items.

Capital Expenditures

Capex was TRY 76.8 million in Q4 2021 compared to TRY 37.3 million in the same period in 2020. For the full year, capital expenditures were TRY 214.8 million compared to TRY 100.1 million in 2020. Our investments were mainly for product developments across app, website and mobile platforms as a result of our growing operations as well as purchase of property and equipment.

Net Working Capital

Net working capital (now defined to also deduct financial investments from current assets in addition to cash and cash equivalents) increased to negative TRY 2,457.0 million as of December 31, 2021 from negative TRY 1,160.3 million as of December 31, 2020. Increase in negative net working capital was mainly driven by increase in trade payables and payables to merchants, increase in contract liabilities and merchant advances offset by increase in inventories.

Our trade payables and payables to merchants increased by TRY 2,037.6 million, compared to December 31, 2020, mainly due to higher volume of inventory procurements in Q4 2021 and increased service payables such as advertising, shipping and other operational expenses.

We continued our inventory purchases in December 2021 with shorter payment terms for 1P operations to mitigate global supply chain shortages and to secure Q1 2022 supply levels in our platform. Therefore, our inventory balance is TRY 869.3 million higher, compared to December 31, 2020.

Also, due to accelerated GMV levels in Q4 2021, contract liabilities and merchant advances increased, resulting in an increase in our negative net working capital.

Cash Flow From Operating Activities

Our net cash provided by operating activities comprises of net income for Q4 2021 amounted to TRY 714.0 million (Q4 2020: net loss of TRY 322.8 million), change in net working capital amounted to TRY 230.0 million (Q4 2020: TRY 393.3 million) and change in other (comprising of non-cash items such as provisions and depreciation expenses) amounted to negative TRY 899.1 million (Q4 2020: positive TRY 187.9 million). Net cash provided by operating activities decreased by TRY 213.5 million, reaching TRY 44.9 million in Q4 2021 as compared to Q4 2020. Although we improved the net income/loss for the period to positive TRY 714.0 million in Q4 2021 from negative TRY 322.8 million in the same period of last year, the decrease in our net cash provided by operating activities is mainly a result of increased net foreign exchange differences for the period reaching to negative TRY 1,173.6 million. Furthermore, the increase in net cash used in operating activities was also supported by an increase in change in inventories of TRY 543.2 million, increase in change in trade receivables of TRY 420.5 million, increase in other assets of TRY 201.9 million. The decrease in our net cash used in operating activities is offset by TRY 869.7 million increase in changes in trade payables and trade payables to merchants.

For the full year; our net cash provided by operating activities comprises of net loss for the year ending December 31, 2021 amounted to TRY 625.8 million (2020: net loss of TRY 474.5 million), change in net working capital amounted to TRY 1,038.1 million (2020: TRY 461.3 million) and change in other (comprising of non-cash items such as provisions and depreciation expenses) amounted to negative TRY 322.8 million (2020: positive TRY 454.6 million). Net cash provided by operating activities decreased by TRY 351.9 million, reaching TRY 89.5 million in 2021 as compared to 2020. The decrease in our net cash provided by operating activities is mainly a result of increased net foreign exchange differences for the period reaching to negative TRY 1,251.2 million. Furthermore, the increase in net cash provided by operating activities was also supported by an increase in change in inventories of TRY 446.3 million, and an increase in change in other assets of TRY 337.0 million. The decrease in our net cash provided by operating activities is offset by TRY 1,026.7 million increase in changes in trade payables and trade payables to merchants.

Free Cash Flow

Our free cash flow decreased to negative TRY 31.8 million in Q4 2021 from positive TRY 221.3 million in Q4 2020. This decrease was mainly driven by the decrease in our cash flow from operating activities as further detailed above.

For the full year, our free cash flow decreased to negative TRY 124.1 million in 2021 from positive TRY 341.4 million in 2020. This decrease was mainly driven by the decrease in our cash flow from operating activities as further detailed above.

Total Cash and Financial Investments

Total cash and cash equivalents as of December 31, 2021 increased to TRY 3,947.1 million from TRY 592.6 million as of December 31, 2020. This was driven mainly by the IPO proceeds in 2021 and the positive impact of currency movements. Around 98.4% of our cash is in U.S. dollar (equivalent to USD 291.4 million) as of December 31, 2021.

Total financial investments as of December, 31 2021 amounts to TRY 1,024.4 million. Our financial investments is a financial asset measured at fair value and consists of U.S. dollar based mutual funds that have mainly invested in sovereign and public sector debt instruments.

Bank Borrowings

Our short-term bank borrowings are utilized to facilitate supplier and merchant financing facilities as well as for our short-term liquidity source if and when required in the ordinary course of our operations. As a result of the increase in our cash and cash equivalents following the IPO proceeds, our short-term borrowings decreased to TRY 193.2 million as of December 31, 2021, from TRY 347.4 million as of December 31, 2020. As of December 31, 2021, supplier and merchant financing loans corresponded to TRY 92.2 million of the short-term bank borrowings compared to TRY 39.1 million as of December, 31 2020. All of our bank borrowings are denominated in Turkish Lira. As of 31 December 2021, the average annual effective interest rate for bank borrowings was 23.2% compared to 19.9% as of December 31, 2020.

Additional Information

Update on Doruk Finansman Acquisition: On December 17, 2021, we announced the signing of a share sale and purchase agreement for the acquisition of Doruk Finansman A.Ş. (“Doruk Finansman”), a Turkish consumer finance company, through one of our wholly owned subsidiaries for a total transaction value of TRY 20 million. Following regulatory approval, the transaction was closed on February 28, 2022. At closing, we paid the Sellers (Doğan Şirketler Grubu Holding A.Ş. ("DoHol"), the holder of 97% equity interest in Doruk Finansman, Doğan Dış Ticaret ve Mümessillik A.Ş. and Doğan family individuals (collectively, the "Sellers")) an aggregate of TRY 5 million in cash on a pro rata basis. Also at closing, we agreed to pay DoHol TRY 15 million (the "Conditional Amount") in cash upon Doruk Finansman’s collection of certain receivables identified in its financial statements as of the closing day. The Conditional Amount will be paid to DoHol depending on the collection of receivables starting three months after the closing within a maximum of 10 year period. The Sellers are all related parties and the transaction, including the SPA, was approved by the Company's Audit Committee, the Corporate Governance Committee, as well as the Board of Directors.

Update on Legal Proceedings: In 2021, two putative class action lawsuits were filed in the Supreme Court of the State of New York in the United States and the United States District Court for the Southern District of New York against us, board members at the time of the initial public offering, certain members of the Company’s senior management and the underwriters of our initial public offering. The complaints allege that our registration statement (consisting of the prospectus and the registration statement filed with the U.S. Securities and Exchange Commission that was declared effective on June 30, 2021 in connection with the IPO), omitted facts necessary to make the statements made not misleading, in connection with our revenue and sales growth. These actions remain in their preliminary stages. The Company believes the claims are without merit and plans to vigorously defend itself in the litigation.

Conference Call Details

The Company’s management will host an analyst and investor conference call and live webcast to discuss its unaudited financial results today, Thursday, March 24, 2022 at 16.00 Istanbul time / 13.00 London / 9.00 a.m. New York time.

The live webcast can be accessed via https://87399.themediaframe.eu/links/hepsiburada220324.html

Telephone Participation Dial in Details:

●	Turkey:	+ 90 212 900 3719
●	UK & International:	+ 44 (0) 203 059 5872
●	USA:	+ 1 516 447 5632

Participants may choose any of the above numbers to participate should they wish to ask questions.

The Company’s results presentation will be available at the Hepsiburada Investor Relations website https://investors.hepsiburada.com on March 24, 2022.

Replay

Following the call, a replay will be available on the Hepsiburada Investor Relations website https://investors.hepsiburada.com

D-MARKET Electronic Services & Trading

CONSOLIDATED BALANCE SHEETS

(Unaudited, Expressed in Thousands of Turkish Liras)

	31 December 2021 (unaudited)	31 December 2020 (audited)
ASSETS

Current assets:
Cash and cash equivalents	3,947,085	592,643
Restricted cash	39,998	-
Financial investments	1,024,437	-
Trade receivables	224,691	157,107
Due from related parties	2,184	3,408
Inventories	1,639,480	770,141
Contract assets	7,351	55,737
Other current assets	199,787	110,795

Total current assets	7,085,013	1,689,831

Non-current assets:
Property and equipment	90,540	56,950
Intangible assets	202,798	89,387
Right of use assets	205,755	125,983
Other non-current assets	297,258	2,806

Total non-current assets	796,351	275,126

Total assets	7,881,364	1,964,957

LIABILITIES AND EQUITY

Current liabilities:
Bank borrowings	193,184	347,436
Lease liabilities	109,310	51,211
Wallet deposits	40,924	-
Trade payables and payables to merchants	4,062,149	2,024,549
Due to related parties	9,047	3,930
Provisions	4,897	3,734
Employee benefit obligations	70,729	22,808
Contract liabilities and merchant advances	219,241	150,698
Other current liabilities	163,545	51,779

Total current liabilities	4,873,026	2,656,145

Non-current liabilities:
Lease liabilities	101,940	92,845
Employee benefit obligations	5,297	3,299
Other non-current liabilities	97,401	-

Total non-current liabilities	204,638	96,144

Equity:
Share capital	65,200	56,866
Other capital reserves	138,519	-
Share premiums	4,260,737	187,465
Restricted reserves	1,586	1,586
Accumulated deficit	(1,662,342)	(1,033,249)

Total equity	2,803,700	(787,332)

Total equity and liabilities	7,881,364	1,964,957

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited, Expressed in Thousands of Turkish Liras)

	Twelve Months Ended		Three Months Ended
	31 Dec 2021	31 Dec 2020	31 Dec 2021	31 Dec 2020
	(unaudited)	(audited)	(unaudited)	(unaudited)
Revenues	7,558,021	6,375,727	2,759,149	2,199,704

Operating expenses
Cost of inventory sold	(5,709,482)	(4,849,148)	(2,097,953)	(1,738,912)
Shipping and packaging expenses	(952,565)	(540,496)	(317,313)	(196,480)
Payroll and outsource staff expenses	(859,312)	(325,233)	(313,367)	(119,076)
Advertising expenses	(1,498,240)	(646,153)	(654,743)	(294,022)
Technology expenses	(61,050)	(31,717)	(20,482)	(9,613)
Depreciation and amortization	(140,925)	(93,183)	(44,846)	(30,333)
Other operating expenses, net	(105,699)	(70,810)	(32,003)	(24,291)

Operating loss	(1,769,252)	(181,013)	(721,558)	(213,023)

Financial income	2,160,119	102,913	1,970,590	4,077
Financial expenses	(1,016,670)	(396,417)	(535,042)	(113,900)

(Loss)/income before income taxes	(625,803)	(474,517)	713,990	(322,846)

Taxation on income	-	-	-	-

(Loss)/income for the period	(625,803)	(474,517)	713,990	(322,846)

Basic and diluted loss per share	(1.92)	(1.46)	2.19	(0.99)

Other comprehensive loss:
Items that will not be reclassified to profit or loss in subsequent period:
Actuarial losses arising on remeasurement of post-employment benefits	(3,290)	(1,984)	2,225	(440)

Total comprehensive (loss)/income for the period	(629,093)	(476,501)	716,215	(323,286)

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, Expressed in Thousands of Turkish Liras)

	1 January – 31 December 2021	1 January – 31 December 2020
	(unaudited)	(audited)
Loss before income taxes	(625,803)	(474,517)
Adjustments to reconcile loss before income taxes to cash flows from operating activities:	(322,773)	454,590
Interest and commission expenses	632,564	348,477
Depreciation and amortization	140,925	93,183
Interest income on time deposits	(42,528)	(21,016)
Interest income on credit sales	(33,381)	(18,622)
Provision for unused vacation liability	10,862	4,857
Provision for personnel bonus	39,275	13,464
Provision for legal cases	1,721	2,674
Provision for doubtful receivables	3,293	3,375
Provision for impairment of trade goods, net	(4,780)	14,539
Provision for post-employment benefits	1,713	803
Provision for share based payment	138,519	-
Adjustment for impairment loss of financial investments	40,250	-
Net foreign exchange differences	(1,251,206)	12,856

Changes in net working capital
Change in trade payables and payables to merchants	2,037,600	1,010,927
Change in inventories	(864,558)	(418,262)
Change in trade receivables	(74,855)	(73,263)
Change in contract liabilities and merchant advances	68,542	39,452
Change in contract assets	48,385	(36,422)
Change in other liabilities	255,593	37,440
Change in other assets and receivables	(423,441)	(86,384)
Change in due from related parties	1,224	(93)
Change in due to related parties	5,117	1,348
Post-employment benefits paid	(3,005)	(1,458)
Payments for concluded litigation	(558)	(806)
Payments for personnel bonus	(13,464)	(10,433)
Payments for unused vacation liabilities	(2,506)	(791)
Collections of doubtful receivables	3,977	32

Net cash provided by operating activities	89,475	441,360

Investing activities:
Purchases of property and equipment and intangible assets	(214,790)	(100,107)
Proceeds from sale of property and equipment	1,212	160
Purchase of financial investments	(792,840)	-

Net cash used in investing activities	(1,006,418)	(99,947)

Financing activities:

Proceeds from borrowings	1,750,046	1,619,217
Repayment of borrowings	(1,912,509)	(1,305,405)
Interest and commission paid	(598,205)	(313,932)
Lease payments	(104,829)	(58,365)
Interest received on time deposits	41,701	20,976
Interest received on credit sales	33,381	18,622
Proceed from share capital and share premiums increase	4,081,606	-

Net cash provided by / (used in) financing activities	3,291,191	(18,887)

Net increase in cash and cash equivalents	2,374,248	322,526

Cash and cash equivalents at 1 January	592,281	281,982

Effects of exchange rate changes on cash and cash equivalents	979,366	(12,227)

Cash and cash equivalents at 31 December	3,945,895	592,281

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

Certain parts of this press release contain non-IFRS financial measures which are unaudited supplementary measures and are not required by, or presented in accordance with, IFRS or any other generally accepted accounting principles. Such measures are EBITDA, Free Cash Flow and Net Working Capital. We define:

●	EBITDA as profit or loss for the period plus taxation on income less financial income plus financial expenses, plus depreciation and amortization;

●	Free Cash Flow as net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment and

●	Net Working Capital as current assets (excluding cash, cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities).

You should not consider them as: (a) an alternative to operating profit or net profit as determined in accordance with IFRS or other generally accepted accounting principles, or as measures of operating performance; (b) an alternative to cash flows from operating, investing or financing activities, as determined in accordance with IFRS or other generally accepted accounting principles, or as a measure of our ability to meet liquidity needs; or (c) an alternative to any other measures of performance under IFRS or other generally accepted accounting principles.

These measures are used by our management to monitor the underlying performance of the business and our operations. However, not all companies calculate these measures in an identical manner and, therefore, our presentation may not be comparable with similar measures used by other companies. As a result, prospective investors should not place undue reliance on this data.

This section includes for a reconciliation of certain of these non-IFRS measures to the closest IFRS measure set forth in the consolidated financial statements.

EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and non-operating expense/(income). Accordingly, we believe that EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Management uses EBITDA:

●	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of non-cash and non-operating items;

●	for planning purposes, including the preparation of our internal annual operating budget and financial projections; and

●	to evaluate the performance and effectiveness of our strategic initiatives.

EBITDA has limitations as a financial measure, including that other companies may calculate EBITDA differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of EBITDA to net income/loss for the period for the periods presented.

	Three months ended December 31,		Twelve months ended December 31,
(TRY in millions)	2021	2020	2021	2020
Net income/(loss) for the period	714.0	(322.8)	(625.8)	(474.5)
Taxation on income	-	-	-	-
Financial income	1,970.6	4.1	2,160.1	102.9
Financial expenses	(535.0)	(113.9)	(1,016.7)	(396.4)
Depreciation and amortization	(44.8)	(30.3)	(140.9)	(93.2)
EBITDA	(676.7)	(182.7)	(1,628.3)	(87.8)

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provides additional perspective on whether we have sufficient cash after funding our operations and capital expenditures. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash used in operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash used in operating activities, capital expenditures and our other IFRS results.

The following table shows the reconciliation of Free Cash Flow to net cash provided by operating activities for the periods presented.

	Three months ended December 31,		Twelve months ended December 31,
(TRY in millions)	2021	2020	2021	2020
Net cash provided by operating activities	44.9	258.4	89.5	441.4
Capital expenditures	(76.8)	(37.3)	(214.8)	(100.1)
Proceeds from the sale of property and equipment	0.1	0.2	1.2	0.2
Free Cash Flow	(31.8)	221.3	(124.1)	341.4

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. Starting from Q4 2021, we have revised the definition of Net Working Capital to include the “financial investments” balance on our balance sheet as at December 31, 2021.  As we believe financial investments are cash-like item by nature, we deducted from current assets along with cash and cash equivalents.

We have included Net Working Capital in this press release because it is used to measure the short-term liquidity of a business, and can also be used to obtain a general impression of the ability of company management to utilize assets in an efficient manner. Net Working Capital is critical since it is used to keep our business operating smoothly and meet all our financial obligations in the short-term. Accordingly, we believe that Net Working Capital provides useful information to investors in understanding and evaluating how we manage our short-term liabilities.

The following table shows the reconciliation of Net Working Capital to current assets and current liabilities as of the dates indicated:

(TRY in millions)	As of December 31, 2021	As of December 31, 2020
Current assets	7,085.0	1,689.8
Cash and cash equivalents	(3,947.1)	(592.6)
Financial Investments	(1,024.4)	-
Current liabilities	(4,873.0)	(2,656.1)
Bank borrowings, current	193.2	347.4
Lease liabilities, current	109.3	51.2
Net Working Capital	(2,457.0)	(1,160.3)

Certain Definitions

We provide a number of key operating performance indicators used by our management and often used by competitors in our industry. We define certain terms used in this press release as follows:

●	GMV as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including value added tax (“VAT”) without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

●	Marketplace GMV as total value of orders/products sold through our Marketplace over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

●	Share of Marketplace GMV as the portion of GMV sold through our Marketplace represented as a percentage of our total GMV;

●	Gross Contribution as revenues less cost of inventory sold. Gross Contribution is an indicator of our operational profitability as it reflects direct costs of products sold to our buyers;

●	Gross Contribution margin as Gross Contribution represented as a percentage of GMV;

●	Number of orders as the number of orders we received through our platform including returns and cancellations;

●	Frequency as the average number of orders per Active Customer over a 12-month period preceding the relevant date;

●	Active Merchant as merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations;

●	Active Customer are users (both unregistered users and members) who purchased an item within the 12-month period preceding the relevant date, including returns and cancellations;

DISCLAIMER: Due to rounding, numbers presented throughout this presentation may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Turkey, combining a globally proven e-commerce business model with a one-stop ‘Super App’ to cater to our customers’ everyday needs and to help make people’s daily lives better. Customers can access a broad range of products and services including same-day delivery of groceries and essentials, products from international merchants, airline tickets and payment services through our embedded digital wallet, Hepsipay. As at the end of December 2021, we had seamlessly connected 41.8 million members and 75 thousand Active Merchants.

Founded in Istanbul in 2000, Hepsiburada was built to lead the digitalization of commerce in Turkey. As a female-founded organization, we are committed to meaningful action to empower women. Through our ‘Technology Empowerment for Women Entrepreneurs’ programme, we have reached around 29 thousand female entrepreneurs across Turkey to date.

Investor Contact

Helin Celikbilek, Investor Relations Director

ir@hepsiburada.com

Media Contact

Cem Tanır, Corporate Communications Director

corporatecommunications@hepsiburada.com

Brunswick Group

hepsiburada@brunswickgroup.com

Forward Looking Statements

This press release, the conference call webcast, presentation and related communications include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in these communications, including but not limited to statements regarding (a) Company’s future results of operations and financial position, (b) our expectations regarding current and future GMV; (b) potential disruptions to our operations and supply chain that may result from (i) epidemics or natural disasters, including the duration, scope and impact on our operations in general and the pace of recovery from the COVID-19 pandemic (ii) global supply challenges, port shutdowns and energy crisis in China; (iii) the ongoing conflict in Ukraine and/or (iv) changes in the competitive landscape in the industry in which the Company operates; (c) anticipated launch of new initiatives, businesses or any other strategic projects; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our ability to respond to the ever-changing competitive landscape in the industry in which we operate; (f) our liquidity, substantial indebtedness, and ability to obtain additional financing; (g) our strategic goals and plans, including our relationships with existing customers, suppliers and partners, and our ability to achieve and maintain them; (h) outcomes resulting from the pending litigation and (h) expectations regarding our future performance based on our ability to attract more customers to our platform in a cost effective manner, to increase frequency of our customers on our platform, to add more merchants to our platform, to expanding our selection of products and services, to scale our new strategic assets and leverage logistics and technology as business enablers. These forward-looking statements can be identified by terminology such as “may”, “could”, “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets”, “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as our outlook and guidance, strategic and operational plans, contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward looking statements, see our Prospectus filed with the U.S. Securities and Exchange Commission (“SEC”) in connection with our initial public offering, and in particular the “Risk Factors” section of our Registration Statement on Form F-1 (File No.333-256654) as filed with the SEC as well as the other documents filed with or furnished to the SEC by the Company from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-IFRS Financial Measures

This press release includes certain non-IFRS financial measures, including but not limited to, EBITDA, Free Cash Flow and Net Working Capital. These financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to profit/loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures to the most directly comparable IFRS measure.

Statement Regarding Preliminary Unaudited Financial Information

This press release includes unaudited quarterly financial information for the three months ended December 31, 2021 and 2020 and for the year ended December 31, 2021 as well as certain audited financial information for the year ended December 31, 2020. The quarterly information has not been audited or reviewed by the Company’s auditors. The unaudited information for the year ended December 31, 2021 is preliminary, based on the information available at this time and subject to changes in connection with the completion of the audit of the Company’s financial statements for the year ended December 31, 2021. As such, the Company’s actual results and financial condition as reflected in the financial statements that will be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 may be adjusted or presented differently from the financial information herein and the variations could be material. The unaudited consolidated financial statements include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with International Financial Reporting Standards (“IFRS”) and pursuant to the regulations of the SEC.